NAME OF REGISTRANT

Templeton Income Trust
File No. 811-04706

Exhibit Item No. 77I: Terms of new or amended securities


Templeton Global Bond Fund and Templeton Global Total Return Fund each a series of the Trust began offering new Class R6 shares on May 1, 2013.

On April 1, 2013, the Trust began offering a new series Templeton
Emerging Markets Bond Fund - Class A, C, R, R6 and Advisor Class shares.